United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- __.)

Vale 20 Day 20

We will never forget Brumadinho Rescue efforts resumed for 11 missing victims after pandemic protocols Click here to watch a video

The reparation plan has evolved with over US$ 2.6 billion[1] spent

Environmental reparation[2]

US$ 80 million 2019

US$ 470 million until 3Q20

Individual indemnifications

US$ 420 million 2019

US$ 570 million until 3Q20

+8,300 people indeminified[3],

+2,300 since 4Q19

Brumadinho's Master Plan[4]



Emergency works and indemnities
Water security
Integral reparation plan
Compensation actions
Economy recovery

[1] Excludes dam de-characterization expenditures, approximate amount as of September 30th, 2020. [2]e.g. Ground Zero. [3]Approximate figures, referring to signed agreements (paid and payable, civil and labour), as of November 26th, 2020. [4] Submitted to the municipality of Brumadinho.

In 2019, we added two new pillars to our strategy Safety and operational excellence New pact with society Maximize flight to quality in Iron Ore Base Metals transformation Discipline in capital allocation

Building a better Vale

We are taking important steps towards building a better Vale Our mission To transform natural resources into prosperity and sustainable development A great company recognized by society for being… Our ambitions ▪ Benchmark in safety ▪ Best in class reliable operator ▪ Talent-driven organization ▪ Leader in low carbon mining ▪ Reference in creating and sharing value Our levers SafetyVPSPeopleInnovationESG Our key behaviors ▪ Obsession with Safety and Risk Management ▪ Open and transparent dialogue ▪ Empowerment w/ accountability ▪ Ownership for the whole ▪ Active listening to society ▪ Life matters ▪ Act with ▪ Value ▪ Make ▪ Respect our most integrity our people it happen planet and communities Our values

We are taking important steps towards building a better Vale safety ▪ Best in class reliable operator ▪ Talent-driven organization ▪ Leader in low carbon mining ▪ Reference in creating and sharing value

Clear safety targets Benchmark in safety Actual Forecast Target 2025 Long-term H&S targets: 6657 High potential injuries¹ (# of individuals) 42 251510 1.No high potential injuries1 201820192020 2021 2022 2023 5 2024 2025 2.50% reduction of employee exposure to main health risks² Main health risks (thousand exposures) 3.Elimination of very high-risk scenarios³ 21.223.0 18.0 17.0 15.0 13.0 12.0 11.5 2018 2019 2020 2021 2022 2023 2024 2025 ¹ Injuries which are considered as fatality precursors. ² Physical, chemical or biological risks. ³As per Vale’s risk matrix.

Risk management program Process safety Benchmark in safety HIRA assessments¹ 68% 22% 36 92% 100% Canada UK 1 site 17196 14 sites Oman Malaysia 2019 1H20 2H20 2021E Brazil 2 sites 1 site Indonesia 597 material unwanted events mapped 6,757 critical controls identified 1,298 immediate actions completed 48 sites Paraguay 1 site Mozambique 3 sites 1 site New Caledonia 1 site 1 Hazard identification and risk assessment (HIRA). In 2019, 17 out of 78 operational sites had HIRA implemented. By the end of 2020, 72 out of 78 operational sites will have HIRA implemented.

More proactive approach on risk management Benchmark in safety Operations and projects preventively halted in 2020 for safety improvements Sossego operationsOnça Puma operations Port Colborne refinery Voisey’s Bay operationsVNC refinery VBME project Simões Filho plantAzul mineSalobo III project

Risk-informed performance-based approach on dam and tailings management Non-exhaustive examples High adherence to GISTM1 3 geotechnical monitoring centers for over 100 dams Benchmark in safety RoutinePerformanceRisk assessment New dam management policy Responsibility assignment matrix revised 25 requirements and guidelines under preparation Project governance revised Periodic assessment by the assurance team 100% of dams (Brazil) with Engineer of Record designated Continuous monitoring and inspections Periodic and immediate reports to upper management Extensive drilling to determine “As is” condition of all geotechnical structures 100% dam portfolio covered by risk assessment (HIRA) by the end of 2022 100% integrated to Vale’s Enterprise Risk Management (ERM) Rigorous enforcement of updated emergency level requirements 1 Global Industry Standard on Tailings Management.

Improved overall care and reduction of uncertainties for upstream dams Benchmark in safety Decharacterization Number of upstream geotechnical structures 1919 2729 23 All structures at satisfactory safety condition¹ (cumulative) 8 5 141616 by 2025 2019-20 2122 2324 252627 2829 Measures for upstream dams at critical safety conditions Back-up dam Safety Improvements Decharacterization Click here to watch a video Sul Superior 2020 2025 2029 B3/B4 2020 2025 2027 Forquilhas 2021 2024 2028 1 Considering 33 structures at emergency level as of December 2nd, 2020.

Cultural transformation supported by the Vale Management System Reliable operator 23 p.p. increment in Vale’s overall maintenance compliance Logbook with the leadership critical routines implemented 93% 95% preventive maintenance activities with a Safe Work Permit in Brazil adherence to Vale’s systematic maintenance for critical assets1 Kinesthetic training +65,000 Continuous Improvement projects by employees Click here to watch a video 1 91% of critical assets are covered by maintenance plans.

Weare transformingValeto bea talent-driven organization

Our human capital management is also Talent-driven evolving to support the Technical expertiseLeadership as the role model Diversity and Inclusion culture we want 228additions to the geotechnical team1 59% renovation of Ferrous leadership2 21% increase in female leadership3 Safety & Operational Excellence Office Global trainee program Aligned compensation 49 with <5 years’ tenure4 2nd place top of mind for young professionals in Brazil 60% linked to risk, health, safety, human capital and low carbon 1 Includes geologists, geotechnicians, geoprocessing analysts, geology technicians, staff and leaders hired in the geotechnical department in 2019 and 2020. 2Considers lay offs, promotions and admissions for leadership positions in 2019. 3 From 13% in December 2019 to 15.8% in October 2020. 4Distribution of years of service for the employees of the Operational and Excellence Office.

Our New Pact 2030 Commitments Climate changeEnergy remains steady as we are vigilant and Reduce GHG emissions by 33% and be carbon neutral by 2050 100% global electricity consumption of clean energy responsive to ForestSocioeconomic contribution the needs of Society Recover and protect +500,000 ha Health care, education and income generation Water Reduce new water ESG gaps Click here to watch a video on Low Carbon Agenda collection by 10%Eliminate main ESG gaps

Vale is committed to leading the transition to net-zero mining which presents both a significant opportunity and a challenge Leader in low carbon Renewable energy, biofuels and Target to reduce 33%1 of scope 1 and 2 absolute emissions by 2030 (MtCO2e) Peak @ 400Mt electrification US$ 50/ton shadow carbon price Short (10%) and long-term (10%) compensation mainly linked to low carbon agenda 14.1 17.4 Target 9.5 18.4 2017 2023 2030 < 2°C 2030 Business as usual 1 Baseline 2017.

Electricity consumption is already 80% renewable and we are on track to deliver our targetsLeader in low carbon “Sol do Cerrado” project “Folha Larga Sul” project ▪150 MW wind farm in Bahia, Brazil ▪Full operation since Aug/2020 ▪Long-term energy supply contract ▪Call option ▪US$ 76 million annual cost reduction ▪766 MW solar energy installed capacity in Minas Gerais, Brazil ▪Start up in October 2022 ▪13% of Vale's self-production volume ▪US$ 70 million annual cost reduction

Vale’s target is Absolute scope 3 net emissions (MtCO2e) Leader in low carbon to reduce 15% of -15% scope 3 net emissions by 2035 586 2018 641 2035 – BaU¹ 496 2035 1BaU stands for business as usual. Scenario based on production of ~400Mtpy iron ore. Reduction target based on Science Based Target Setting tool for Scope 3, including offsets. Note: Vale is also committed to revising its scope 3 target in 2025 and every 5 years, in order to reevaluate technological developments and global climate policy advancements.

We will foster a portfolio of high-quality products and innovative technologies to provide scope 3 solutions Leader in low carbon Vale’s own initiatives 15-25% Partnership & engagement with clients and suppliers 75-85% ▪Direct-charge iron ore products ▪Higher quality product mix ▪New solutions for steelmaking ▪Balance addressed by nature-based solutions and credible carbon markets ▪Valemax 2G and Guaibamax fuel-efficient vessels ▪Ecoshipping ▪Reduce emissions intensity in 40% by 2030 and absolute emissions in 50% by 20501 ▪Engaging with clients to promote new technologies to reduce emissions ▪Platforms for partnerships focused on steel decarbonization 1Aligned with IMO targets Note: Harvey balls indicate abatement potential.

Given the Leader in lcarbon Protected forest1 (thousand of ha) Carbon Neutral challenge to fully decarbonize, climate science recognizes the need for offsetting +53+45 1,0181,071 20192020 Click here to watch a video 1,116 2021 1,500 2030 emissions, and we have a unique advantage 1Compensation measures, voluntary initiatives and partnerships

+500 Community Sharing value Engagement Plans Active listening to continue sharing value and contributing to territorial development Vale’s Knowledge Center in Arari, Maranhão

Investments in urban infrastructure and education enable socioeconomic development Sharing value “Territórios da Paz” project, in Pará, North of Brazil Reduce illiteracy in Maranhão Itabira Technological Hub 70k children 4k educators 1,000 schools 24municipalities 130 Every child at the right age literate by 2030 6 100 Expected to be concluded in 2023 90 companies to 450 new 3,000people to be trained “Infinita” startup accelerator Scientific & Technological Center 370,000 community centers million reais university expansion 300k people benefited Strengthening public safety 92 Program for combating violence million reais of investments be accelerated jobs

We are advancing with our ESG agenda towards best practices, closing 33 out of 52 gaps ENVIRONMENTAL SOCIAL GOVERNANCE TRANSPARENCY Going beyond mitigating the impacts of our operations Mineral waste policy Target for emissions Climate change scenarios Aligned social purpose with people at the center Engagement with local stakeholders Diversity target HSEC targets linked to compensation Best practices with dispersed ownership Audit committee Nomination committee Compensation disclosure Improved disclosure practices • ESG Portal • Proxy Statement • Integrated Reporting • Tax report • TCFD1 • CDP Global Fitch Rating’s upgrades (already investment grade) Moody’s upgraded Vale to investment grade Sustainalytics ESG risk rating (from 54.9 to 42.5 )Gaps expansion under evaluation 1Task Force on Climate-related Financial Disclosures

We are taking important steps towards building a better Vale safety ▪ Best in class reliable operator ▪ Talent-driven organization ▪ Leader in low carbon mining ▪ Reference in creating and sharing value

Maximize flight to quality in Iron Ore

Maximize Reduce use of dams 400Achieve 400 Mtpy flight to quality in Iron Ore What are the targets? +50 production level Create capacity buffers across operations Improve quality for a greener portfolio

Vargem Grande Complex filtration plant works, Minas Gerais Reduce use of dams

Implementing solutions for a **sustainable mining**

Ore processing method


40%
60%
58%
42%
69%
1%
16%
14%
2015
2018
400 Mtpy production¹
Dry processing
Dry concentration
Filtration and dry stacking²
Wet processing³

Increasing dry processing production
- Blending strategy
- Production increase in Northern System
- Shift of Usina 1 in Serra Norte

Developing dry concentration solutions
- New Steel plant with 1.5 Mtpy capacity approved with US$ 125 MM CAPEX[4]

Implementing tailings filtration systems
- Vargem Grande Complex
- Brucutu site
- Itabira Complex

Click here to watch a video

[1] After the Usina 1, located in Serra Norte, conversion to dry processing. [2] The processing method is wet processing and tailings are filtered and dry stacked.
[3] Tailing disposed in pits or tailings dams. [4] The plant will be located in Vargem Grande Complex and the start-up is expected to 2022.

S11D stockyard, Pará Achieve 400 Mtpy production level and create buffers

Capacity (Mtpy) 400 Mtpy run-rate capacity to be achieved at the end of 2022 Northern System Southeastern System Southern System Midwestern System Today1 206 61 51 2 320 End of 2021 206 77 65 2 350 End of 2022 230 101 67 2 400 Long-term 260 106 82 2 450 1 End of 2020. Assumes actual capacity of the current operating assets. 220020 pprroduucctitoinon 220021 pprroduucctiotinon 300-305 Mt 315-335 Mt

Northern System High-quality and low-cost growth platform Ramp-up and open new mining fronts + 24 Mtpy¹ Path to 400 Mtpy 4Q21 Serra Leste: repower crushers +2 Mtpy² Develop filtering and dry stacking capacity 2021 S11D: installation of new crushers to process jaspilite ore bodies +2 Mtpy 1H22 Serra Norte: Start-up of Gelado project +10 Mtpy Solve interference 2H22 S11D: start-up of 100 Mtpy capacity 3 +10 Mtpy of upstream dams project 1 Net addition. 2 To 6 Mtpy from 4 Mtpy. 3 Considering the Northern System 240 Mtpy project. The achievement of 240 Mtpy production in Northern System also depends on applying for new licenses and opening of new mining pits in Serra Norte (10 Mtpy of net addition).

Southeastern System
Key for pellet feed production



Ramp-up and open new mining fronts



Develop filtering and dry stacking capacity **+ 40 Mtpy[1]**



Solve interference of upstream dams

Path to 400 Mtpy

1Q21	Timbopeba: final authorization to dispose of tailings at Timbopeba pit[2] and conclusion of plant's adaptation	+7 Mtpy
4Q21	Brucutu: Torto dam start-up recovering capacity[3] and start-up of filtering plant in 2022[4]	+17 Mtpy
2021	Itabira: temporary tailings disposal restrictions due to limited disposal capacity[5]	-9 Mtpy
2022	Itabira: start-up of filtering plants[6] and raising works of Itabiruçu dam[7], solving tailings disposal restrictions	+24 Mtpy

[1] Net addition. [2] Final authorization expected to be conceded by National Mining Agency (ANM). [3] Torto dam start-up depends on receiving operational licenses and declaration of stability. [4] Disposal of filtered tailings in tailings piles depends on receiving licenses. After the filtration start-up, Torto and Norte/Laranjeiras dam are expected to be used as contingency. [5] Itabira production capacity may fluctuate in 2021/2022 due to tailings disposal availability in Itabiruçu dam (at emergency level 1) and Onça/Periquito pits. [6] Disposal of filtered tailings in tailings piles depends on receiving licenses. After the filtration start-up, Itabiruçu dam is expected to be used as contingency.
[7] After conclusion, the approval of Economic Development Plan is necessary by National Mining Agency (ANM).

Southern System

Precisely matches Vale's blending strategy



Ramp-up and open new mining fronts



Develop filtering and dry stacking capacity



Solve interference of upstream dams + 16 Mtpy[1]

Path to 400 Mtpy

2Q21	Fábrica: conclude vibration tests[2] and conclude Forquilha V dam's tailings pipeline	+6 Mtpy
2Q21	Vargem Grande: conclude Maravilhas III dam construction[3] and start-up filtering plant[4]	+3 Mtpy
2Q21	Vargem Grande: unlock conveyor belt capacity[5], progressing on VGR dam de-characterization and license of new mining areas	+6 Mtpy

[1] Net addition. [2] Vibration tests are necessary to certify the absence of impacts on the site's structures. After the conclusion, an evaluation by external auditors and National Mining Agency (ANM) is required. [3] The receival of positive stability declaration is necessary to start operation. [4] Disposal of filtered tailings in tailings piles depends on receiving licenses. [5] Resumption of conveyor belt relies on external approvals by National Mining Agency (ANM) and external auditors.

Vale reinforces its flexibility by creating over 50 Mtpy¹ capacity buffernextyears Northern System 240 Mtpy2 +10 Mtpy 2H22 Capanema Project4 (Capex: US$ 495 MM) +14 Mtpy 2H23 Serra Sul 1203 S11C +30 Mtpy Under evaluation Mine-plant: 1H24 Logistics: TBD Vargem Grande locked Capacity5 + 17 Mtpy Until 2027 ¹ Net capacity increase. 2 The achievement of 240 Mtpy production in Northern System also depends on applying for new licenses and opening of new mining pits in Serra Norte (10 Mtpy of net addition). 3 Mine-plant capacity approved in Aug/20. Pending the approval of logistics solution. 4 To be approved in Dec/20 with an expected investment of US$ 495 MM. The project has a capacity of 18 Mt and it is expected to add 14 Mtpy to Timbopeba site in the first years. 5 Advance in studies to elevate automated train productivity while decreasing emergency levels of Forquilhas and Grupo dams, which today limits capacity Vargem Grande Complex capacity.

Progressing on C1 stabilization C1 cash cost without 3rd party purchase (US$/t) 1.5-2.0 13.1 10.5 ~13.6 0.5-1.5 0.5 10.5-12.0 Note: FX BRL/USD of 5.1.

Committed to a
safe, green and efficient shipping portfolio



Efficient vessels (Valemax/ Guaibamax)
EcoShipping R&D program
Scrubbers in 97% of dedicated fleet in 2021¹
Retiring converted vessels

Volumes transported in Valemax/Guaibamax volumes
(Mt)



+47 Mt
18
88
41
99
50
100
52
101
Guaibamax
Valemax 1G+2G
2020
2021
2022
2023

Average (2021-23) freight cost Brazil - China[2]
(US$/t)



-30%
16.0
~11.0
Spot freight
Valemax 2G / Guaibamax

[1] Dedicated scrubbers + HSFO-linked. [2] Spot freight based on the 5TC FFA curve; bunker prices based on forward curves.

Ecoshipping Open innovation and partnerships 67 technologies already identified Short-term: Energy efficiency Medium term: Alternative fuels Long-term: Alternative fuels / Innovative propulsion Pilot projects under implementation Hull cleaning with robots Emissions reduction¹: 1% Start test: 2020 Rotor sails Emissions reduction¹: 5-8% Start test: 2021 Air lubrification Emissions reduction¹ 4-8% Start test: 2021 ¹ Estimated reduction of ship emissions.

Shulanghu Port, Zhejiang Province, China Improve qualityfor a greener portfolio

Making our green commitment in the context of targets made by governments USA: Carbon-free electricity by 2035 and net zero emissions by 2050¹ UK: Carbon neutral by 2050¹ China: Carbon neutral by 2060 Europe: Carbon neutral by 2050 and 55% reduction by 2030¹ South Korea: Carbon neutral by 2050 Japan: Carbon neutral by 2050 and 26% reduction by 2030 To enable the extensive effort required, government support both in mitigating risks and providing long term regulatory certainty regarding carbon pricing will be decisive 2050 from 1990 levels

Steel industry decarbonization will value high quality products Steelmaking emissions (t CO2/t of crude steel) 1.9 0.2 1.7 0.2 Steel production Pig iron production Direct reduction Example of technologies Sintering Coke oven 1.3 1.3 0.8 0.1 0.2 0.2 0.2 0.7 0.0 BF-BOFBF-BOF (100% direct charge) EAF w/ DRI/HBI (Natural Gas) EAF w/ DRI/HBI (H2) Need of high-quality iron products

Supplier of choice
for high quality products

~90% share of high-quality products in portfolio by 2024

US$10/t of portfolio premiums expected in mid-term[1]

High-quality sinter feed	Increasing Northern System high-quality production
New Steel	Enabling the production of 67% Fe content from low Fe ores
Direct charge products	Leading world's pellet production and developing new products
Metallics	Working with partners on an asset light platform to supply low-CO2 solutions

[1] Portfolio premium considered in Vale's breakeven cost (Quality and Pellet adjustments)

Creating solutions close to clients Blending strategy ▪Portfolio optimization and readiness to deliver volumes ▪17 ports in China and 1 distribution center in Malaysia Grinding facilities ▪First grinding plant launched in 2020 with 3 Mtpy capacity ▪Start-up expected to more 2 plant in 2021 Strategic partnerships Yantze river West III project Foto blendagem secured with West III Project ▪Capacity to berth Valemax and close to Yantze river 180 Mtpy of BRBF sales in mid term Up to 30 Mt of GF88 in the mid term according to market demand Enhancing business leverages with key Chinese partners

Progressing in Reduce use of dams our plan to improve iron ore What are the targets? 400 +50 Achieve 400 Mtpy production level Create capacity buffers across operations business Improve quality for a greener portfolio

Base Metals transformation

Carajás is our platform to grow in copper Salobo III Project

We will reach ~500 ktpy with projects already in the pipeline

Salobo III



Expansion project

- Start-up in 2022
- Cu ~30-40 ktpy
- US$ 570-670 M streaming from Wheaton

Alemão



Growth project

- Start-up in 2024-25[1]
- Cu ~60 ktpy
- High gold by-product
- Opportunity for streaming

Cristalino


Sossego
Cristalino

Replacement project

- Start-up in 2024-25[1]
- Cu ~80 ktpy
- Maintain Sossego's plant operating at full capacity

[1]Expected approval in 2021.

Vale uncovered 1.9 Mt1 of Cu equivalent in the last 2 years that will support future growth Carajás Salobo Paulo Afonso Furnas Polo North Hub with 3 main copper deposits ▪Paulo Afonso, Polo and Furnas (70-100 ktpy) from 2030+ S11D Sossego Northern Range Cristalino Synergies with the iron ore business ▪Production of pellet feed from Cristalino stripping ▪Pellet feed production from Salobo and Sossego tailings dams Small deposits Pará, BR Salobo upside ▪Potential Salobo 4 (30 ktpy) from 2027+ South Hub upside ▪Potential Sossego 2 plant with additional 40-60 ktpy through development of small deposits from 2027+ 1 Considering additional resources of 355Mt @ 0.55% Cu near Sossego and Salobo operations.

Recent studies on Hu'u indicate the potential for a **larger resource and higher production**


INDONESIA
Jakarta
Hu'u
Annual Production[1] >250 kt Cu, >200 koz Au
Resource[4] 1.7 Bt @ 0.89% Cu, 0.49 g/t Au
Tujuh Bukit
East Elang
Batu Hijau
Large-scale Cu project


FEL 2
Surface drilling & exploration
FEL 3
Potential project approval
2021
2022
2023
2024
2025

Potential to be a Tier 1 asset
Good grades, large tonnage with 1st quartile cost competitiveness

+45 years of life of mine
Recent drilling confirms the deposit extends >500m below the previously defined depth of mineralization

Cleaner energy options
Liquified Natural Gas with potential for geothermal and pyrite roasting heat recovery systems

IAGI 2020[2] Best Discovery winner
Recent drilling success with significant intercepts which rank up with the worlds best

Partnership through ***JVs***[3]

[1]Considering full equity in Sumbawa Timur Mining and based on initial studies arising from the ongoing prefeasibility study; [2] Indonesian Society of Geologists; [3] The Hu'u Project is owned by PT Sumbawa Timur Mining (STM), a privately-owned Indonesian company which holds a 7th Generation Contract of Work (CoW). The shares in STM are owned by Eastern Star Resources Pty Ltd (ESR), a 100% Vale SA-owned subsidiary, and PT Aneka Tambang Tbk (Antam). ESR owns 80% of STM and Antam owns the remaining 20%.[4] The December 2019 STM resource estimate reports a total Indicated resource of 0.76 Bt @ 0.93% Cu and 0.56 g/t Au and a total Inferred resource of 0.96 Bt @ 0.87% Cu and 0.44 g/t Au

Potential to deliver organic growth and robust cash generation placing Vale in the top tier of the copper industry Copper production volume (ktpy) Salobo III in 2022 Alemão in 2024-25 Cristalino in 2024-25 455 Hu’u (2501 ktpy) Victor (302 ktpy) North Hub (70-100 ktpy) South Hub (40-60 ktpy) Salobo 4 (30 ktpy) ~500 ~900 130 Hu’u operations Canadian operations Brazilian operations 390 110 105105 550 280350390 2021E2022-2024E2025EPotential capacity 1Considers 100% production. 2Vale’s share in the project.

We are leaders in providing nickel for a sustainable energy transition...

...and we will go further by improving our sustainable way to operate Source: Epiroc

Our Class 1 Nickel places us in a unique position with environmental-friendly operations in the North Atlantic

We have already done



Copper Cliff Smelter in Sudbury

- US$ 1.5 bn investment
- Reduction in emissions
  - 40% GHG from the smelter
  - 85% sulphur oxide
  - 40% metals particulate

We are evolving...


Source: Epiroc

Underground electric vehicles

- 25 EVs operating underground
- 40 expected by the end of 2021
  - Reduces diesel exhausts and particulates
  - Reduces underground heat and noise

...and we will get greener



Base Metals Low Carbon Agenda

- Recycling EV batteries (Blackmass)
- Decarbonization of the RKEFs
- Clean energy electrification
- Use of biofuels and biomass

North Atlantic will increase production and generate cash after investment period North Atlantic Stability with increase to 110 ktpy while improving productivity with replacement projects High value-added by-products VBME CCM1 Voisey’s Bay operationsCopper Cliff Mine Start-up: 4Q21 Capacity: 45 ktpy Start-up: 4Q21 Capacity: 10 ktpy Capex: US$ 1.6 bn Capex: US$ 710 mn ▪Thompson turnaround underway aiming productivity improvements ▪Leverage incremental value of small-midsized deposits as well as mineralized waste stockpiles ▪Partners for non-core assets to maximize value Note: VBME and CCM1 stand for Voisey’s Bay Mine Extension project and Copper Cliff Mine 1 project.

Onça Puma will generate US$ 40-50M EBITDA1 per quarter with the stabilization of operations post-maintenance South Atlantic We will competitively add capacity with the second furnace 2020 2021 ...2023 FEL 31 Approval Start-up Onça Puma site ▪ Over 50 years of life-of-mine ▪ Low capital intensity, high return ▪ Future site capacity: 40 ktpy ▪ Capex: US$ 320 million 1Considers nickel price at US$ 15,000/t.

Opportunities to participate in investments in Indonesia through JVs in Bahodopi e Pomalaa projects Indonesia Optionality in projects with 110 ktpy¹ capacity PTVI operations 2020 2021 ...2025 2026 PTVI 1st divestment Bahodopi Pomalaa approvals Bahodopi PTVI 2nd divestment Pomalaa ▪ World class laterite ore deposits ▪ Partnering process through JVs 1Considers 100% production for Pomalaa and Bahodopi projects.

Focus on de-risking with stabilized production and growth potential in South Atlantic and Indonesia Nickel production volume (ktpy) Onça Puma 2nd furnace 200 220 South Atlantic Indonesia North Atlantic Additional participation through JVs in 110kt Pomalaa and Bahodopi projects 2540 7070 105110 2021-23E2024-25E Intensive drilling could uncover new resources to support growth in Canada ▪New exploration plan, enhance brownfield exploration with deeper deposits ▪Large resource base in Manitoba with ultramafic rocks

Nickel business will present strong cash generation after the conclusion of the investment cycle


Nickel cash generation
(US$ billion, normalized for US$15,000/t)
1.6
1.4
0.2
2.2
1.2
1.1
0.8
2021E
2025E
Cash Flow Improvement
Ebitda
Capex
Ebitda - Capex

Each US$1,000/t increase in price brings US$ 220 M[1] in free cash flow on a yearly basis

- Higher volumes in South and North Atlantic operations
- Lower capex after conclusion of VBME, CCM1 and Onça Puma
- Ore sale for Indonesia JVs projects
- Others such as lower 3rd party purchases and higher revenues from by-products

[1]Considering 200 kt and 220 kt of nickel sales volumes in 2021 and 2025, respectively.

Discipline in capital allocation

The equity story for Vale De-risking ▪ Brumadinho ▪ Dam safety ▪ Robust ESG Practices ▪ Production resumption Reshaping ▪ Focus on core business ▪ Control of cash drains ▪ Growth opportunities Re-rating ▪Benchmark in safety ▪Best-in-class reliable operator ▪Talent-driven organization ▪Leader in low-carbon mining ▪Reference in creating and sharing value Sound cash flow generation Discipline in capital allocation

Balance sheet provisions are consistent with a potential framework agreement for Brumadinho reparation Full reparation of Brumadinho (R$ billion) Already in scope of a potential agreement 8.3 1.9 6.4 12.1 3.6 9.5 7.4 2.1 8.0 29.6 19.0 3.8 1.7 8.510.6 2.1 Individual indemnifications paid Environmental recovery, compensation measures and other disbursements Reparation disbursements as of Oct 2020 Provisions as of Oct 2020 (nominal amount)¹ Potential agreement additional provision (financial statements note) Potential agreement supported by balance sheet ¹ For accounting purposes, the R$ 9.5 billion is discounted at present value based on the expected timing of the cash outflows.

Moving forward with initiatives for dam safety ~US$ 670 million4 in additional provision for project adjustments and safety improvement works Decharacterization¹ (Number of upstream geotechnical structures) 10 Cash outflow²³ (US$ billion) 0.9 3 229 6 3 2 3 0.4 0.5 0.3 0.3 0.3 2.7 201920202122 2325 26-29 Total 212223 2425 26-29 Total ¹ As per the decharacterization plan for upstream structures disclosed at www.vale.com/esg . Estimate figures for the 2020-2029 period. ²Estimate cash outflow for the 2021-2029 period, given BRL-USD exchange rates of 5.11 (2021) and 4.77 (2022-29). 3Nominal amount. 4Given BRL-USD exchange rate of 5.3317 on November 30, 2020. Exchange rate subject to review in due course for recording in the company’s 4Q20 financial statements. Total provision estimated at R$ 12.824 billion on December 31, 2020, subject to review.

Fixing our cash drains US$ million Samarco Coal VNC Renova Milestones achieved Operational resumption approved by authorities Plant revamp started in November 2020 VNC refinery was shut down in 2Q20 Indemnification agreements with five communities Ongoing measures Works to resume operations in the coming weeks Revamp works to complete by 1H21 Exit transaction or care & maintenance in 2021 Renegotiation clause may help streamline agreement with authorities Cash flow profile¹ 2020 2021 2022 2005050 1,100640200 38035080 400550250 1 Average BRL/USD exchange rate of 5.21 (2020), 5.10 (2021) and 4.77 (2022).

Seizing the opportunities for a solid future

Reshaping



2020-22
2023-25
2026-30
IRON ORE
Extended railway concession
Gelado² +10 Mtpy
Capanema +14 Mtpy
450 Mtpy capacity
100 Mtpy recovered capacity
Northern System 240 Mtpy
Serra Sul 120 Mtpy
Northern System 260 Mtpy
COPPER
Salobo III +30-40 ktpy
Victor +30 ktpy
Carajás +150 ktpy
900 ktpy
Potential industry top tier
Alemão +60 ktpy
Salobo IV +30 ktpy
Hu'u +250 ktpy
NICKEL
VBME/ CCM²
Onça Puma 2nd furnace
Pomalaa +40 ktpy
220+110 ktpy¹
Ready for the energy transition
Onça Puma stabilization
Back to 220 ktpy
Bahodopi +70 ktpy

[1] 220 ktpy from own operations and 110 ktpy from joint-venture operations. [2] Replacement projects.

The new Capex profile captures the details of the strategic lead Investments¹ (US$ billion) 4.2 3.7 0.5 2020E Growth 5.8 4.8 1.0 2021E 5.5 4.5 1.0 Next years (average) Reducing dependency on dams Changing our energy matrix Capturing the value of optionalities Replacing production capacity Building capacity buffers Improving safety Low Carbon Agenda (New products) Sustaining (includes replacement) 1 Excludes expenditure with the anticipated renewal of railway concessions in Brazil and associated obligations. Average BRL/USD exchange rate of 5.21 (2020), 5.10 (2021) and 4.77 (next years).

Generating sound cash flow

EBITDA 2023[1,2]
(US$ billion)

Iron ore price (US$/t)[3]	Nickel price (US$/t)[3]: 14,000	17,000	20,000
70	~17.4	~18.1	~18.7
85	~22.9	~22.5	~24.1
100	~28.3	~28.9	~29.6

Annual Free Cash Flow Yield 2021-23[4]
(% p.a.)

Iron ore price (US$/t)[3]	Nickel price (US$/t)[3]: 14,000	17,000	20,000
70	~4.4%	~5.1%	~5.8%
85	~9.4%	~10.1%	~10.8%
100	~14.3%	~15.0%	~15.7%

[1] It does not consider any additional provisions. [2] In 2023, average BRL/USD exchange rate of and 4.77, average copper price (LME) of US$ 6,600/t and average high and low sulfur bunker at US$ 323/t. [3] Price ranges do not constitute any guidance by Vale. [4] The Free cash flow estimated does not consider dividends, buybacks and acquisitions. It considers the inflow derived from the Salobo III gold stream completion in 2022. It considers the market capitalization of November,26th

Expanded Net Debt 2020E¹ (US$ billion) Expanded Net Debt with 100% cash flow distribution¹ (US$ billion) 3.8 1.5 11.0 11.0 9.6 8.2 6.8 2.7 0.0 1.6 1.2 Net debtLeases Currency RefisBrumadinho Renova Expanded 2020E2021E2022E 2023E swaps provisions Foundation net debt 2020E 1 It considers the additional dam decharacterization provision.

The roadmap for creating and sharing value

De-risking

- Brumadinho[1]
- Structures at no emergency level[2]
- Decharacterization[3]
- Production resumption[4]
- ESG practices[5]

Reshaping

- Focus on core business[6]
- Growth opportunities[7]
- Fixing cash flow drains[8]

Re-rating

- Benchmark in safety[9]
- VPS fully implemented[10]
- Talent-driven organization[11]
- Leading low carbon mining[12]
- Reference in creating and sharing value[13]

- Sound cash flow generation[14]
- Discipline in Capital Allocation[15]

[1] Considering provisions disbursed as of 3Q20 [2]Considering 33 structures at emergency level, as per ANM's records. [3] 3 structures out of 29, according to the Decharacterization Plan. [4]Considering production currently performed and the 400Mtpy capacity expected by the end of 2022. [5]33 gaps completed out of 52 gaps mapped by Vale. [6]Given the exits of Zhuhai, Longyu and Biopalma, and future divestments. [7]Given actual progress of growth project portfolio. [8]Given actual progress of cash drains pipeline. [9]Considering safety targets. [10]Considering VPS implementation and maturity plan.[11]Considering workforce development, diversity and inclusion targets. [12]Considering climate-related targets and current progress. [13]Considering current and potential cash flow generation and current and potential improvements in ratings. [14] EBITDA conversion into FCF. [15]Marginal investments, driven by ESG aspects, with cash flow conversion into shareholder return.

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: December 02, 2020		Head of Investor Relations